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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2008 or
☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from to .

Commission File No. 00-11337

A.
FULL TITLE OF THE PLAN AND THE ADDRESS OF THE PLAN, IF DIFFERENT FROM THAT OF THE ISSUER NAMED BELOW:

Foothill Independent Bank
Partners in Your Future
401(k) Profit Sharing Plan
PacWest Bancorp
120 Wilshire Blvd.
Santa Monica, California 90401

B.
NAME OF THE ISSUER OF THE SECURITIES HELD PURSUANT TO THE PLAN AND THE ADDRESS OF ITS PRINCIPAL EXECUTIVE OFFICE:

PacWest Bancorp
401 West "A" Street
San Diego, California 92101

 FOOTHILL INDEPENDENT BANK
PARTNERS IN YOUR FUTURE
401(k) PROFIT SHARING PLAN

Index

All other schedules are omitted because they are not required or applicable pursuant to the Employee Retirement Income Security Act of 1974 (ERISA) and Department of Labor regulations.

 Report of Independent Registered Public Accounting Firm

The 401(k) Committee
Foothill Independent Bank Partners in Your Future 401(k) Profit Sharing Plan

        We have audited the accompanying statement of net assets available for plan benefits of the Foothill Independent Bank Partners in Your Future 401(k) Profit Sharing Plan (The "Plan") as of December 31, 2008 (liquidation basis) and December 31, 2007 (liquidation basis) and the related statement of changes in net assets available for plan benefits for the year ended December 31, 2008 (liquidation basis). These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

        We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits as of December 31, 2008 (liquidation basis) and December 31, 2007 (liquidation basis), and the related statement of changes in net assets available for plan benefits for the year ended December 31, 2008 (liquidation basis) in conformity with accounting principles generally accepted in the United States of America.

        On May 9, 2006, as discussed in Note 1(b) Foothill Independent Bancorp ("FIB"), parent of Foothill Independent Bank ("Bank"), approved an Agreement and Plan of Merger with PacWest Bancorp, formerly known as First Community Bancorp, which provided for the acquisition of FIB. An application for termination was filed with the Internal Revenue Service on January 16, 2007. A favorable determination letter was received on July 20, 2007. Subsequent to September 4, 2007, PacWest Bancorp began the distribution process. Participant balances are to be distributed to participant IRA accounts or the participant's current Plan. In accordance with accounting principles generally accepted in the United States of America, the Plan changed its basis of accounting effective September 4, 2007, used to determine the amounts at which investments are stated from the ongoing plan basis to the liquidation basis. All distributions were completed at December 31, 2008.

/s/ Squar, Milner, Peterson, Miranda & Williamson, LLP

Newport Beach, California
June 25, 2009

 FOOTHILL INDEPENDENT BANK
PARTNERS IN YOUR FUTURE
401(k) PROFIT SHARING PLAN

Statements of Net Assets Available for Benefits

December 31, 2008 (Liquidation Basis) and 2007 (Liquidation Basis)

	2008	2007
Investments at fair value:
Mutual funds	$—	$525,598
Common stock	—	1,247,826
Common/collective trust	—	137,829

Total investments	—	1,911,253

Net assets available for benefits	$—	1,911,253

See accompanying notes to financial statements.

 FOOTHILL INDEPENDENT BANK
PARTNERS IN YOUR FUTURE
401(k) PROFIT SHARING PLAN

Statement of Changes in Net Assets Available for Benefits

Year ended December 31, 2008 (Liquidation Basis)

Additions to net assets attributable to:
Investment income (loss):
Interest and dividends	$—
Net depreciation in fair value of investments	(519,220)

Total investment loss	(519,220)

Deductions from net assets attributable to:
Benefits paid / distributions to participants	1,388,196
Administrative expenses	3,837

Total deductions	1,392,033
Decrease in net assets	(1,911,253)

Net assets available for benefits:
Beginning of the year	1,911,253

End of the year	$—

See accompanying notes to financial statements.

FOOTHILL INDEPENDENT BANK
PARTNERS IN YOUR FUTURE
401(k) PROFIT SHARING PLAN

Notes to Financial Statements

December 31, 2008 (Liquidation Basis) and 2007 (Liquidation Basis)

(1) Description of the Plan

        The following description of the Foothill Independent Bank Partners in Your Future 401(k) Profit Sharing Plan (the Plan) provides only general information. Participants should refer to the Plan agreement for a complete description of the Plan's provisions.

  (a)
  General

        The Plan was a defined contribution plan which provided retirement benefits for eligible employees of Foothill Independent Bank and its subsidiaries (the Company) that elected to participate in the Plan. Foothill Independent Bancorp and its subsidiary Foothill Independent Bank were acquired by PacWest Bancorp, formerly known as First Community Bancorp, on May 9, 2006, upon which all assets of the Plan were frozen. As successor to Foothill Independent Bancorp, the Plan was administered by PacWest Bancorp. The Plan was subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

  (b)
  Plan Termination

        On May 2, 2006 the Board of Directors of Foothill Independent Bancorp, the Plan's sponsor, voted to terminate the Plan. On May 9, 2006, the Board of Directors of Foothill Independent Bancorp approved an Agreement and Plan of Merger with PacWest Bancorp, which provided for the acquisition of Foothill Independent Bank. An application for termination was filed with the Internal Revenue Service on January 16, 2007. A favorable determination letter was received on July 20, 2007. Subsequent to September 4, 2007, PacWest Bancorp began the distribution process and all balances were distributed in satisfaction of all obligations under the Plan as of December 31, 2008.

  (c)
  Contributions

        No participant contributions were received by the Plan in 2008 or 2007.

  (d)
  Participant Accounts

        Each participant account was credited with the participant's contributions, allocations of the Company's matching contribution and earnings or losses. Earnings of the various funds are allocated to the participant balances according to the ratio that a participant's account balance or shares held in a given fund bears to the total of all account balances or shares held in the fund.

  (e)
  Vesting

        Participant contributions were immediately fully vested. The Company fully vested the matching contributions effective with the acquisition of Foothill Independent Bancorp.

  (f)
  Benefit Payments

        A participant may have received a distribution of his or her entire vested account balance upon the participant's termination of employment. While employed, a participant may receive a distribution of his or her rollover account and employee contribution deferrals for reason of financial hardship, in accordance with Plan provisions. The Plan distributed the Plan assets to the participants and there were no plan assets at December 31, 2008.

FOOTHILL INDEPENDENT BANK
PARTNERS IN YOUR FUTURE
401(k) PROFIT SHARING PLAN

Notes to Financial Statements

December 31, 2008 (Liquidation Basis) and 2007 (Liquidation Basis)

(2) Significant Accounting Policies

  (a)
  Basis of Accounting

        The accompanying financial statements of the Plan have been prepared on the liquidation basis of accounting in accordance with accounting principles generally accepted in the United States of America ("GAAP") as of December 31, 2008 and December 31, 2007 and for the year ended December 31, 2008.

  (b)
  Use of Estimates

        The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities in the statements of net assets available for benefits, additions and deductions in the statement of changes in net assets available for benefits, as well as the disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

  (c)
  Investment Valuation and Investment Income

        The Plan's investments were maintained in publicly traded securities and were carried at fair value based on the published market quotations. All investment values were considered to approximate the values under the liquidation basis of accounting.

        The Plan had investments in PacWest Bancorp common stock in 2007. These shares were valued at quoted market prices on a trade-date basis.

        Appreciation (depreciation) in fair value of investments is the realized gain (loss) on disposition of investments plus the unrealized increase (decrease) in fair value of investments held from the beginning of the plan year or date of purchase, whichever is later. Purchases and sales of investments were recorded on a trade-date basis. Interest income and dividends were recorded on the date received.

  (d)
  Payment of Participant Benefits

        Participant benefits were recorded when paid.

  (e)
  Administrative Expenses

        Administrative expenses of the Plan were paid by the Company or the successor.

  (f)
  Risks and Uncertainties

        The Plan provided for various investment options in money market funds, mutual funds, common stocks, corporate debt, and government securities. Investment securities were exposed to various risks such as interest rate, market, and credit.

FOOTHILL INDEPENDENT BANK
PARTNERS IN YOUR FUTURE
401(k) PROFIT SHARING PLAN

Notes to Financial Statements

December 31, 2008 (Liquidation Basis) and 2007 (Liquidation Basis)

(3) Investments

        The following table presents the fair value of investments as of December 31, 2008 and December 31, 2007, with individual investments representing 5% or more of the Plan's net assets available for benefits separately identified:

Investment	2008	2007
PacWest Bancorp common stock	—	1,247,826
Oakmark Equity and Income II	—	134,191
Janus Adv:Forty/S	—	176,395
Union Bank of California-Stable Fund	—	139,246
PIMCO Real Return Bond A	—	96,998
Investments less than 5% of Plan assets	—	116,597

Total	$—	$1,911,253

        During the year ended December 31, 2008, the Plan's investments (including investment securities bought, sold and held during the year) depreciated as follows:

Investment	2008
PacWest Bancorp common stock	$(145,532)
Mutual funds	(373,688)

Total	$(519,220)

(4) Fair Value Measurements

        On January 1, 2008, the Plan adopted the provisions of Statement of Financial Accounting Standards ("SFAS") No. 157, Fair Value Measurements. SFAS No. 157 provide enhanced guidance for measuring fair value. SFAS No. 157 establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value. These tiers include: Level 1, defined as observable inputs such as quoted prices in active markets for identical assets or liabilities; Level 2, inputs other than level one that are either directly or indirectly observable such as quoted prices for identical or similar assets or liabilities on markets that are not active; and Level 3, defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions. The Plan had no investments as of December 31, 2008, therefore, the adoption of SFAS 157 had no impact to the financial statements.

(5) Party-in-interest Transactions

        The Plan held 30,253 shares of the PacWest Bancorp common stock with a fair value of $1,247,826 as of December 31, 2007. Such investments represented 65% of the Plan's net assets available for benefits at December 31, 2007.

FOOTHILL INDEPENDENT BANK
PARTNERS IN YOUR FUTURE
401(k) PROFIT SHARING PLAN

Notes to Financial Statements

December 31, 2008 (Liquidation Basis) and 2007 (Liquidation Basis)

(6) Tax Status

        The IRS determined and informed the Company by letter dated April 29, 2002, that the Plan and related trust were designed in accordance with applicable requirements of the Internal Revenue Code. The Plan has been amended since receiving the IRS determination letter; however, the Company and the Plan administrator believe that the Plan was designed and operated in compliance with the applicable requirements of the Internal Revenue Code and the Plan and related trust were tax- exempt. Therefore, no provision for income taxes was included in the Plan's financial statements. The Plan received a favorable determination letter during the year ended December 31, 2007 (See Note 1(b), under Plan Termination).

 SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Foothill Independent Bank Partners in Your Future 401(k) Profit Sharing Plan
Date: June 26, 2009	/s/ JEFFREY T. KRUMPOCH Jeffrey T. Krumpoch Authorized Signer 401(k) Plan Committee

QuickLinks

FOOTHILL INDEPENDENT BANK PARTNERS IN YOUR FUTURE 401(k) PROFIT SHARING PLAN Index
Report of Independent Registered Public Accounting Firm
FOOTHILL INDEPENDENT BANK PARTNERS IN YOUR FUTURE 401(k) PROFIT SHARING PLAN Statements of Net Assets Available for Benefits December 31, 2008 (Liquidation Basis) and 2007 (Liquidation Basis)
FOOTHILL INDEPENDENT BANK PARTNERS IN YOUR FUTURE 401(k) PROFIT SHARING PLAN Statement of Changes in Net Assets Available for Benefits Year ended December 31, 2008 (Liquidation Basis)
FOOTHILL INDEPENDENT BANK PARTNERS IN YOUR FUTURE 401(k) PROFIT SHARING PLAN Notes to Financial Statements December 31, 2008 (Liquidation Basis) and 2007 (Liquidation Basis)
SIGNATURES